Advanced Development of Additive Manufacturing, Inc.



ANNUAL REPORT

9 W Broad St, Suite 320H

Stamford, CT 06902

(203) 252-8696

www.adambioprinting.com

This Annual Report is dated April 25, 2023.

BUSINESS

A.D.A.M. is a developer of an on-demand personalized implant manufacturing infrastructure with a full scope of related services, provided remotely or on-site. With A.D.A.M., medical professionals will be able to complete all steps of an implant-printing process from 3D-modeling to a finished sterile personalized device, ready for implantation. A.D.A.M.'s current focus is on orthopaedic bone implants for cranial, maxillofacial, general trauma, and orthopaedic oncology surgeries, but in the future, A.D.A.M. intends to expand its offered medical devices. A.D.A.M.'s FDM/FFF 3D printing technology also allows for the design and production of various types of tissues such as heart valves, blood vessels and bronchial implants.

A.D.A.M. was founded in 2019 by 3D printing experts and an innovations development team with roots in Ukrainian aerospace and biotech engineering. Currently A.D.A.M. is in the prototype stage - the company has developed MVP for its printer, materials, digital platform, and has a Quality Management System in place. The company is about to start the animal trials as per the FDA requirements.

Today, A.D.A.M. is a US-based company with subsidiaries in both Ukraine and Australia. The Ukrainian subsidiary' (ADAM KORP, TOV) main focus is on research and development, while

A.D.A.M. holds all of the intellectual property rights and performs business development and marketing functions. The Australian subsidiary (Advanced Development of Additive Manufacturing Pty Ltd..) is pivoting into the APAC market entry. The Australian subsidiary is partially owned by A.D.A.M. (70% ownership) and partially owned by other owners NEXUS AU Pty Ltd (15%) and Trinity Foundation Pty Ltd (15%).

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $901.00
Number of Securities Sold: 1
Use of proceeds: Investment Contribution (part of funds used for the purchase of Ukrainian Subsidiary)
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $333.00
Number of Securities Sold: 333
Use of proceeds: Investment Contribution (part of funds used for the purchase of Ukrainian Subsidiary)
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $659.34
Number of Securities Sold: 199,800
Use of proceeds: Investment Contribution (part of funds used for the purchase of Ukrainian Subsidiary)
Date: May 27, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $24,497.00
Number of Securities Sold: 23,211
Use of proceeds: Investment Contribution (part of funds used for the purchase of Ukrainian Subsidiary); Legal (Regulatory); Rent; Accounting Expenses

Date: May 28, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $7,110.23
Number of Securities Sold: 6,737
Use of proceeds: Legal (Regulatory) Expenses; Accounting Expenses; R&D Supplies;
Provisional Patent Applications; IT (Website)
Date: June 22, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $468,972.87
Number of Securities Sold: 160,059
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol
Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: March 30, 2021
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $9,378.93
Number of Securities Sold: 3,201
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol
Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: March 30, 2021
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 17,065
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol
Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: June 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security: Equity
Final amount sold: $134,063.28
Number of Securities Sold: 47,164
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol
Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: May 1, 2022
Offering exemption relied upon: Reg CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,500.00
Number of Securities Sold: 12,433
Use of proceeds: conversion of the dept for consulting services
Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security: Equity
Final amount sold: $30,003.20
Number of Securities Sold: 10,240
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: August 08, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security: Equity
Final amount sold: $30,000.27
Number of Securities Sold: 10,239
Use of proceeds: R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
Date: February 02, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The length of operation greatly depends on the capital financing. The company cannot generate revenue prior to obtaining the FDA clearance because according to the U.S. laws and regulations, medical devices cannot be sold without FDA clearance. We expect to achieve FDA clearance in 2024 and to start generating revenues in the US in 2025.
The company will be able to get to the FDA clearance with an additional $2.5 million in financing

at least.

Additionally, the company plans to open its first facility in Poland and upon achieving regulatory certification of its Quality Management System, the company expects to start generating revenues there (est. mid 2024-early 2025)

Foreseeable major expenses based on projections:

The major expenses will be R&D expenses, pilot facility set-up, Marketing expenses, and expenses associated with filing the FDA submission, QMS Certification.
The largest item within the R&D expenses will be the completion of animal studies and we already know the final definite cost for the CRO's services for completing these studies -$1.2M. As soon as the Company finishes the pilot study, the main study will kick off and will take 9 months to complete. The other items include:
- further development and amelioration of the proprietary 3D-printing technology and printers, and implant production process;
- implant testing done in two prominent U.S. universities;
- R&D supplies and equipment purchases and payment for the R&D team;
- Software development for the A.D.A.M. platform.
Marketing expenses will include further development of the go-to-market strategy, and marketing directed at the medical professionals, medical institutions, and insurance companies prior to the FDA clearance to gain customers at the time of the FDA clearance.
The company is planning to file its FDA 510(k) Submission in Q1 2024 and the filing is associated with significant legal and regulatory expenses.
Pilot facility set-up in Poland (A.D.A.M. future global R&D center) will be associated with legal and regulatory expenses, as well as capital investment.

Future operational challenges:

Potential future operational challenges might include not raising enough financing prior to the FDA clearance that might delay payments and, subsequently, process to achieve the FDA clearance.
Other challenges might potentially include lack of staff, implant testing issues, and animal studies delays or failures.

Future challenges related to capital resources:

Since the company is not able to generate revenues prior to the FDA Clearance, it is of vital importance to raise financing to fund the animal studies, R&D, and go-to-market efforts prior to the FDA clearance (and, additionally, 1.5 years of operations, payroll, etc.).
The company is constantly in contact with potential investors, partners who might provide financing for equity or in the form of grants to lower the possibility of lack of funds.

Future milestones and events:

A significant milestone will be closing Series A round ($5-8M). These funds will achieve the following milestones:
- set-up pilot facility at Masovian Regional Hospital in Poland;
- complete clinical studies in Poland under supervision of US hospital;

- complete animal studies in the US
- receive 510(k) clearance from the FDA
- begin revenue generation at a Polish facility
- finalize commercial version of the FDM printer development with industrial partner in Poland
- co-develop new clinical applications with hospital partners in the US

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $167.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Short-term loans:
- $ 9 120

Long-term loans: $14 000 (under Convertible Loan Agreement with Growtech Ventures, LLC)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ada Gurak

Ada Gurak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January, 2021 - Present

Responsibilities: Management of the accounting, finance, IR functions, production of investment materials, strategic planning. Salary: $4000/month. Equity compensation: 8971 common stock shares under Stock Option to be fully vested in 2024 provided continuous work for the company; 52,846 common stock shares under Stock Option to be fully vested in 2033 provided the employee works continuously for the company.

Other business experience in the past three years:

Employer: Algebris Investments

Title: Junior Research Analyst (Intern)

Dates of Service: February, 2019 - May, 2019

Responsibilities: Research - international economics, geopolitics; analytics of micro- and macro-economic events in the countries in the Eastern European region

Other business experience in the past three years:

Employer: KPMG Ukraine

Title: Intern in the Finanancial Risk Management Group, Risk Consulting Department

Dates of Service: September, 2019 - November, 2019

Responsibilities: Risk Management Consulting - production of materials for consultants' presentation, research

Other business experience in the past three years:

Employer: WeFund Ventures

Title: Investment Analyst

Dates of Service: November, 2019 - September, 2020

Responsibilities: Supporting portfolio companies development, production of investment materials for portfolio companies, research and outreach to potential investors for portfolio companies, analysis of potential investments

Other business experience in the past three years:

Employer: Advanced Development of Additive Manufacturing, Inc.

Title: Head of Investor Relations

Dates of Service: May, 2020 - January, 2021

Responsibilities: Production of investment materials, research and outreach to potential investors, conferences attendance, budgeting, financial planning

Name: Denys Gurak

Denys Gurak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: May, 2020 - Present

Responsibilities: Strategy, Management, Negotiations, Suppliers Search, Investor Relations, Business Development, R&D Management, Marketing Strategy Development. Salary: $10,000.00/month (accrued)

Position: Director of Subsidiary TOV "ADAM Korp"

Dates of Service: February, 2020 - Present

Responsibilities: R&D Management, Supply Chain Management. Denys receives 6000 UAH as the Director of the Subsidiary.

Other business experience in the past three years:

Employer: Ukroboronprom, SC

Title: Deputy General Director for Foreign Economic Activity

Dates of Service: August, 2014 - May, 2018

Responsibilities: Coordination of export-import operations, international relations

Other business experience in the past three years:

Employer: Ukrainian Research Institute of Aviation Technology, SC

Title: Head of Supervisory Board

Dates of Service: April, 2015 - June, 2018

Responsibilities: Supervision of the company's operations and activity

Other business experience in the past three years:

Employer: Artem, JSC

Title: Head of Supervisory Board

Dates of Service: April, 2015 - July, 2018

Responsibilities: Supervision of the company's activities and operations

Other business experience in the past three years:

Employer: Kyiv Automation Factory, JSC

Title: Member of Supervisory Board

Dates of Service: April, 2015 - July, 2018

Responsibilities: Supervision of the company's activities

Other business experience in the past three years:

Employer: Potomac Foundation

Title: Senior Fellow

Dates of Service: May, 2018 - Present

Responsibilities: Analysis and research in international security

Other business experience in the past three years:

Employer: Association "Ukraine-France"

Title: Executive Director

Dates of Service: May, 2018 - July, 2019

Responsibilities: Promotion of Ukranian-French business/trade relations

Other business experience in the past three years:

Employer: Political Party "National Movement of Ukraine"

Title: Member of Political Council

Dates of Service: August, 2018 - September, 2020

Responsibilities: International relations

Name: Markian B. Silecky

Markian B. Silecky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: General Counsel

Dates of Service: March, 2021 - Present

Responsibilities: Provision of legal counseling for the Company. Salary: $60,000.00/year. Equity Compensation: 89 711 common stock shares under Stock Option, signed on February 1, 2021 - to be vested in 3 equal installments over 18 months.

Other business experience in the past three years:

Employer: Markian B. Silecky, Esq. - Attorney at Law

Title: Attorney at Law - Private Practice

Dates of Service: March, 2020 - May, 2021

Responsibilities: Provision of legal counseling to international clients

Other business experience in the past three years:

Employer: POLSINELLI, LLP

Title: Partner

Dates of Service: January, 2019 - February, 2020

Responsibilities: Provision of legal counseling to international clients

Other business experience in the past three years:

Employer: DENTONS EUROPE, LLP

Title: Partner

Dates of Service: January, 2012 - December, 2018

Responsibilities: Provision of legal counseling to international clients

Other business experience in the past three years:

Employer: Ukrainian World Foundation

Title: Founding Member; Member, Board of Directors

Dates of Service: July, 2019 - Present

Responsibilities: Providing legal guidance and oversight, as well as, with other Board Members, contributing to development and direction of the organization

Other business experience in the past three years:

Employer: Ukrainian American Bar

Title: Member, Board of Governors

Dates of Service: February, 2008 - Present

Responsibilities: Organization oversight, future direction and initiatives, and membership development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Denys Gurak

Amount and nature of Beneficial ownership: 4,653,935

Percent of class: 43.2

Title of class: Common Stock

Stockholder Name: Kwambio, Inc. (REDUVU, LTD., 49.74%)

Amount and nature of Beneficial ownership: 3,366,585

Percent of class: 31.24

RELATED PARTY TRANSACTIONS

Name of Entity: Denys Gurak

Relationship to Company: Director, Officer, 20%+ owner

Nature / amount of interest in the transaction: Denys Gurak had given a loan of $800.00 to the company which was fully repaid. The reason was that at the time of the transaction the company did not have enough funds to pay for the office rent.

Material Terms: The loan was $800.00, interest-free, had no set maturity date, and was fully repaid.

Name of Entity: Dmytro Skomorokhov

Relationship to Company: Contractor for the Ukrainian subsidiary, owner, VP of Business

Development

Nature / amount of interest in the transaction: Dmytro gave two loans to A.D.A.M. in 2019 and 2020 to help the company pay for some minor expenses such as bank fees and rent. The loans were fully repaid.

Material Terms: Two loans - $200.00 in 2019 and $1250.00 in 2020. Both loans were verbal agreements, were interest-free and had no set maturity dates. The loans were fully repaid in 2021.

Name of Entity: Kwambio, Inc.

Names of 20% owners: REDUVU, LTD (beneficiary - Oleksandr Kumanok)

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Kwambio, Inc. had given 3 loans in 2020 and 2021 to give A.D.A.M. the ability to pay for the small expenses in 2020 and to pay for the R&D services during the time where A.D.A.M. had run out of cash but was about to receive the funds from the capital raise. The loans were fully repaid in 2021.

Material Terms: Three loans - $1000.00 in 2020, $2,100.00 in 2020, and $20,000.00 in 2021. Each loan was a verbal agreement, was interest-free, and had no set maturity dates. The loans were fully repaid in 2021.

Name of Entity: Kwambio, LLC

Names of 20% owners: Kwambio, Inc. (at the time of transaction), later the company was sold to new buyers)

Relationship to Company: Formerly a 100% Subsidiary company of Kwambio, Inc., 20%+ Owner in A.D.A.M.

Nature / amount of interest in the transaction: Kwambio LLC in 2018 provided financial aid to a Ukrainian company ADAM Korp, LLC. ADAM Korp, LLC at the time was not yet the subsidiary fully owned by A.D.A.M. The financial aid was repaid and Kwambio, LLC had a change of ownership later.

Material Terms: Kwambio, LLC provided overall $32,743.17 in financial aid to ADAM Korp. The aid was canceled as forgiven and was recognized by ADAM Korp as income in 2021. The aid was interest-free and had no set maturity date.

Name of Entity: Volodymyr Usov

Relationship to Company: Former CEO, former director and officer of A.D.A.M.

Nature / amount of interest in the transaction: Usov provided small financial aid to the ADAM Korp, LLC, which at the time of the transaction was not yet a fully owned subsidiary of A.D.A.M.

Material Terms: Total financial aid for the 2018-2019 period amounted to $2,498.50. The financial aid was canceled as forgiven in 2021 and recognized as income by ADAM Korp, LLC

Name of Entity: Andrii Rozov

Relationship to Company: Former Officer

Nature / amount of interest in the transaction: Provided small financial aid to ADAM Korp, LLC of $249.34 at the time when ADAM Korp was not yet a fully owned subsidiary by A.D.A.M.

Material Terms: Full amount of $249.34 was given as financial aid and had no interest, no set maturity date. Cancelled as forgiven and recognized as income in 2021.

Name of Entity: KyivFarm, LLC

Names of 20% owners: Denys Gurak (formerly)

Relationship to Company: Was partially owned by a 20%+ owner and director, Denys Gurak

Nature / amount of interest in the transaction: KyivFarm, LLC has provided on several occasions in 2019 and 2020 financial aid to Ukrainian subsidiary ADAM Korp, LLC. Some of the financial aid was provided at the time when ADAM Korp, LLC was a fully owned subsidiary by A.D.A.M. The financial aid was given to help A.D.A.M. support its operations.

Material Terms: The total amount of financial aid received was $19,841.13. The financial aid was interest-free and had no set maturity date. The aid was fully repaid in 2021.

Name of Entity: Ada Gurak

Relationship to Company: Director

Nature / amount of interest in the transaction: Ada Bovsunovsky has provided a loan of $1000.00 in 2021 to keep a new A.D.A.M.'s bank account open before the funds from the capital raise were received by the company.

Material Terms: The loan was a verbal agreement, was interest-free, and had no set maturity date. The loan was repaid in 2021.

Name of Entity: Ada Gurak

Relationship to Company: Director

Nature / amount of interest in the transaction: Ada Gurak has provided a loan of $1296.00 in 2022 to cover the negative balances on corporate account.

Material Terms: The loan was a verbal agreement, was interest-free, and had no set maturity date. The loan was repaid in 2023.

Name of Entity: Denys Gurak

Relationship to Company: Director

Nature / amount of interest in the transaction: Ada Gurak has provided a loan of $2575.00 in 2022 to provide liquidity for the company to pay for the operational expenses.

Material Terms: The loan was a verbal agreement, was interest-free, and had no set maturity date. The loan was partially repaid in 2023, outstanding balance is $2000 as of Apr, 21, 2023.

Name of Entity: Markian Silecky

Relationship to Company: Director

Nature / amount of interest in the transaction: Markian Silecky has provided a loan of $5248.68 overall in 2022 to provide liquidity for the company to pay for the operational expenses.

Material Terms: The loan was a verbal agreement, was interest-free, and had no set maturity date.

OUR SECURITIES

The company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 365,186 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,530,848 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 of Amended and Restated Certificate of Incorporation of the Corporation or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Warrants and Stock Options for Common Stock:

The total amount outstanding includes 250,182 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,813,488 of shares to be issued pursuant to stock options. ("Stock Option Pool") Of which, 712,137 shares are reserved under stock option plan but not issued. 293,043 shares have been granted under Stock Option Plan.

Series A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 238,337 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

Please refer to Exhibit F of this Offering Memorandum for more information regarding rights of Series A Preferred Stock.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section B (1) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series A Preferred Stock, $2.93 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined by AMended and Restated Certificate of Incorporation of the Corporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under the Section 2,1 of the AMended and Restated Certificate of Incorporation of the Corporation. the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Preferred Stock Protective Provisions. At any time when at least 75 Percent of the shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or Amended and Restated Certificate of Incorporation of the Corporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event;

(b) amend, alter or repeal any provision of this Certificate or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(c) purchase or redeem or pay or declare any dividend on any shares of capital stock of the Corporation other than (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board.

Right to Convert. Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" applicable to the Series A Preferred Stock shall initially be equal to $ 2.93. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided by the Amended and Restated Certificate of Incorporation of the Corporation.

Drag along. Holders of Preferred Stock and all current and future holders of greater than 1% of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Corporation is transferred and which is approved by the Board of Directors the Requisite, so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Corporation's stockholders in a liquidation under the Corporation's then-current Charter, subject to customary limitations.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biomedical or 3D printing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series A Preferred Shares in the amount of up to US$5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be a usable product developed by Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototypes for our 3D printers and scaffolds. Delays or cost overruns in the development of our 3D printers and scaffolds and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series A Preferred Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Advanced Development of Additive Manufacturing, Inc. was formed in 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next

3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3D printed bones are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation

such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of the product may be subject to change and if they do then the selling of the product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a technology-driven business, we may be vulnerable to hackers who may access our data and that of our customers and investors. Furthermore, any significant disruption in service could reduce the attractiveness of our product and result in a loss of investors and companies interested in using our products. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company itself could harm our reputation and materially negatively impact our financial condition and business. Country Risk The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing. Starting from February 2022, the Company bears an extremely high risk of losing its subsidiary operating in Ukraine as well as the assets of such subsidiary due to martial law and Russia's ongoing military aggression against Ukraine. Such possible losses do not represent a risk of significant financial losses for the Company as a whole and are minimized by the Company's Relocation Plan for Ukraine and the Risk Management Policy. CONCLUSION GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Advanced Development of Additive Manufacturing, Inc.

By /s/ *Denys Gurak*

  Name: Advanced Development of Additive Manufacturing, Inc.

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

CONSOLIDATED FINANCIAL STATEMENTS:

Advanced Development of Additive Manufacturing, Inc.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	168	$	36 658
Prepaids and other current assets		11 952		26 225
Total current assets		**12 120**		**62 884**
Fixed Assets		6 528		13 666
Goodwill		55 847		55 847
Intangible assets, net		13 727		17 951
Total assets	$	**88 221**	$	**150 347**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	78 893	$	63 260
Accrued expenses		389 341		187 544
Loan payable		9 120		(137)
Total current liabilities		**477 354**		**250 667**
Long Term Liabilities		14 000		
Total liabilities		**491 354**		**250 667**
STOCKHOLDERS EQUITY				
Common stock		875		872
Preferred Shares		22		21
Additional paid in capital		689 825		593 929
Safe Note		200 000		
Currency Translation Adjustment		2 087		8 572
Retained earnings/(Accumulated Deficit)		(1 295 942)		(703 714)
Total stockholders' equity		**(403 133)**		**(100 320)**
Total liabilities and stockholders' equity	$	**88 221**	$	**150 347**

Advanced Development of Additive Manufacturing, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (UNAUDITED)

For the Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	-	$	-
Income from writing off accounts payable	$	32 599		(39 102)
Operating expenses				
General and administrative	$	593 835		466 938
Research and development	$	77 231		139 237
Sales and marketing	$	9 602		43 814
Total operating expenses	$	680 668		649 989
		-		
Operating income/(loss)	$	(648 070)	$	(610 888)
Goodwill impairment		-		
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(648 070)**	$	**(610 888)**

ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series A Preferred Stock		Additional Paid in Capital	Safe Note	Currency Translation Adjustment	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
(in , $US)	Shares	Amount	Shares	Amount					
Balance—December 31, 2019	**1 334**	**0**	**$ -**	**$ -**	**1 334**	**-**	**-**	**(90)**	**$ 1 244**
Stock split	398 866	40	$ -	$ -	(40)	-	-	-	-
Issuance of Common Stock	229 748	23	-	-	32 243	-	-	-	32 266
Stock split	7 905 843	791	-	-	(791)	-			-
Foreign currency translation adjustment	-	-	-	-	-	-	8 310	-	8 310
Net income/(loss)	-	-	-	-	-	-		(92 736)	(92 736)
Balance—December 31, 2020	**8 535 791**	**854**	**-**	**-**	**32 747**	**-**	**8 310**	**(92 826)**	**(50 916)**
Issuance of Common Stock	179 422	18	-	-	-	-	-	-	18
Issuance of Preferred Stock	-	-	213 633	21	561 182	-	-	-	561 204
Currency Translation Adjustment	-	-	-	-	-	-	262	-	262
Retained earnings/(Accumulated Deficit)	-	-	-	-	-	-	-	(610 888)	(610 888)
Balance—December 31, 2021	**8 715 213**	**872**	**213 633**	**21**	**593 929**	**-**	**8 572**	**(703 714)**	**(100 320)**
Issuance of Common Stock	27 061	2	-	-	-	-	-	-	2
Issuance of Preferred Stock	-	-	14 465	1	95 895	-	-	-	95 896
Safe Note	-	-	-	-	-	200 000	-	-	200 000
Currency Translation Adjustment	-	-	-	-	-	-	(6 485)	-	(6 485)
Retained earnings/(Accumulated Deficit)	-	-	-	-	-	-	-	(648 070)	(648 070)
Balance—December 31, 2022	**8 742 274**	**$ 874**	**228 098**	**$ 22**	**$ 689 825**	**$ 200 000**	**$ 2 087**	**$ (1 351 784)**	**$ (458 976)**

For the Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(648 070)	$	(610 888)
Amortization expense		3 673		5 138
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaids and other current assets		14 273		(21 210)
Accounts payable		15 633		37 944
Accrued expenses		276 693		87 470
Net cash provided/(used) by operating activities		**(337 798)**		**(501 547)**
CASH FLOW FROM INVESTING ACTIVITIES				
Acquisition		(11 363)		(23 941)
Intangible spend		-		-
Net cash provided/(used) by financing activities		**(11 363)**		**(23 941)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on loans		23 257		(3 407)
Issuance of Common Stock		3		18
Issuance of Preferred Stock		295 895		561 204
Net cash provided/(used) by financing activities		**319 156**		**557 815**
Net effects of foreign currency on cash		**(6 485)**		**262**
Change in cash		(36 491)		32 589
Cash—beginning of year		36 658		4 069
Cash—end of year	$	**167**	$	**36 658**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				

1.   NATURE OF OPERATIONS

Advanced Development of Additive Manufacturing, Inc. ("A.D.A.M") was incorporated on February 21, 2019 in the state of Delaware. The financial statements of Advanced Development of Additive Manufacturing, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Stamford, Connecticut.

A.D.A.M. is a developer of a 3D-bioprinting infrastructure, Medical Device Production System, for hospitals. A.D.A.M. has 3 PCT patents published. The Company has already developed MVP of its proprietary printer, is developing another printer, and has developed unique biodegradable and bioresorbable materials for 3D-printed bone implants. A.D.A.M. is developing a holistic turnkey solution for hospitals for all their personalized bone implant needs – with A.D.A.M. the hospitals will be able to model implants using A.D.A.M. modelling software (R&D to begin in 2023), and to print the bone implants using A.D.A.M.'s proprietary printing technology with A.D.A.M.'s proprietary materials.

A.D.A.M. has purchased ADAM Korp, LLC (TOV "ADAM Korp") in the end of April, 2020. A.D.A.M. is a 100% owner of the subsidiary. The subsidiary and A.D.A.M. have a Research and Development Services Agreement in place where the subsidiary does all the requested R&D for the parent company and the parent company is the owner of all intellectual rights resulting from such R&D. A.D.A.M. owns 70% of Advanced Development of Additive Manufacturing (ADAM) Pty Ltd – the subsidiary has been incorporated in 2021 by A.D.A.M. and its partners in Australia. Australian Subsidiary has not yet been operational, has not opened any bank accounts, hired any personnel, incurred any expenses or generated any revenues.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Intangible Assets

The Company's intangibles consist of the website and platform. The intangibles are amortized over 15 years.

Fixed Assets

Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method and accelerated methods over the estimated useful lives of the various classes of property, as follows:

Computers	5 years
Machinery and Equipment	5 years
Furniture & Fixtures	7 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. At the time of retirement or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations.

Income Taxes

The Company is a C Corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $9,602 and $43,814, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Peiod Ended December 31,	2022
Prepaid expenses	$ 57
Other Current assets	1 470
Prepaid Benefits	10 425
Total	**$ 11 952**

Other current liabilities consist of the following items:

As of Peiod Ended December 31,	2022
Payroll liabilities	375 391
Accrued expenses	13 950
Total	**$ 389 341**

4.   INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets consist of:

As of Peiod Ended December 31,	2022
Website & Platform	$ 7 984
Patents	5 743
Accumulated Amortization	(948)
Total	**$ 13 727**

The schedule of future amortization is as follows:

Year	
2022	$ 915
2023	915
2024	915
Thereafter	10 982
Future amortization expense	**$ 13 727**

5.   FIXED ASSETS

The Company's intangible assets consist of:

PPE

As of Peiod Ended December 31,	2022
Computers	$ 4 884
Machinery & Equipment	12 972
Accumulated Depreciation	(4 189)
Total	**$ 6 528**

The schedule of future depreciation is as follows:

Year	
2022	$ 1 306
2023	1 306
2024	1 306
Thereafter	2 611
Future depreciation expense	**$ 6 528**

6.   OTHER INCOME

During the period, ADAM Korp wrote off outstanding accounts payable in the amount of $32,599.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class with $.0001 par value. As of December 31, 2022, and December 31, 2021, 8,742,274 and 8,715,213 shares of common shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares class A with $.0001 par value. As of December 31, 2022, 228,098 shares of preferred shares have been issued and are outstanding. The issuance costs (i.e. commissions) constituted $60,781.10

8.   DEBT

Loans Payable

The outstanding balance of current loans was $9,120 and -$137 as of Dec 31, 2022 and Dec 31, 2021, respectively. The outstanding balance of long-term loans as of Dec 31, 2022 was $14,000 under Convertible Loan Agreement, and $0 as of Dec 31, 2021.

9.   INCOME TAXES

The provision for income taxes for the period ended December 31, 2022 and December 31, 2021 consists of the following:

December 31,	2022	2021
Net Operating Loss	$ (192 477)	$ (181 434)
Valuation Allowance	192 477	181 434
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 are as follows:

December 31,	2022	2021
Net Operating Loss	$ (401 480)	$ (209 003)
Valuation Allowance	401 480	209 003
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

10. RELATED PARTY

During the period, the Company has received loans from owners. The loans do not carry interest and do not have a set maturity. Imputed interest has been deemed immaterial. The entire loan balance has been classified as current. The outstanding balance of current loans was $9,120 and -$137 as of Dec 31, 2022 and Dec 31, 2021, respectively. The outstanding balance of long-term loans as of Dec 31, 2022 was $14,000 under Convertible Loan Agreement, and $0 as of Dec 31, 2021.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has terminated its lease agreement in September 2022. There are no active lease agreement as of December 31, 2022.

Rent expenses for 2022 and 2021 were $9,449 and $23,729 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or potential lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, the date the financial statements were issued.

The Company issued options to three advisors.

The Company has opened a subsidiary in Poland, Advanced Development of Additive Manufacturing, SP. Z.O.O. ("The Polish Subsidiary") in 2023. A.D.A.M. has 100% ownership of the Polish Subsidiary. The subsidiary is expected to be operating in 2023, and its main focus will be further R&D, as well as pilot facility installation at a hospital in Masovian Region in Poland.

In 2023, A.D.A.M. has also signed Letters of Intent with Mount Sinai Health System and Masovian Regional Hospital in Siedlce, Poland.

Russia's war on Ukraine is still ongoing as of April 24, 2022, and the risk for the Company's team members located in Ukraine, as well as for the assets of the Ukrainian subsidiary, remains. The operations in Ukraine have been fully resumed in Mar 31, 2022.

In February 2023, A.D.A.M. has raised additional $30 thousand through sale of its common stock.

I, Denys Gurak, the Chief Executive Officer of Advanced Development of Additive Manufacturing, Inc., hereby certify that the financial statements of Advanced Development of Additive Manufacturing, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of $39,102; taxable income of -$610,888 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __04 / 24 / 2023__ (Date of Execution).

Denys Gurak
_____ (Signature)

CEO
_____ (Title)

04 / 24 / 2023
_____ (Date)

Title	CEO Financial Certification
File name	CEO Financial Certification.docx
Document ID	8e93d91a1c4ecf0302b1706b80649f4b8eef2832
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

04 / 24 / 2023
15:08:37 UTC-4

Sent for signature to Denys Gurak
(dgurak@adambioprinting.com) from
abovsunovsky@adambioprinting.com
IP: 172.58.225.29


VIEWED

04 / 24 / 2023
15:27:07 UTC-4

Viewed by Denys Gurak (dgurak@adambioprinting.com)
IP: 172.58.224.232


SIGNED

04 / 24 / 2023
15:27:26 UTC-4

Signed by Denys Gurak (dgurak@adambioprinting.com)
IP: 172.58.224.232


COMPLETED

04 / 24 / 2023
15:27:26 UTC-4

The document has been completed.

CERTIFICATION

I, Denys Gurak, Principal Executive Officer of Advanced Development of Additive Manufacturing, Inc. , hereby certify that the financial statements of Advanced Development of Additive Manufacturing, Inc. included in this Report are true and complete in all material respects.

Denys Gurak

CEO